Product matrix

To stay informed about the growing family of long, short and leveraged PowerShares DB ETNs or to request a prospectus call 800 983 0903 | 877 369 4617 or visit powersharesetns.com | dbfunds.db.com/notes.

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | dbfunds.db.com/notes or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903, or you may request a copy from any dealer participating in this offering.

The PowerShares DB ETNs are not suitable for all investors and should be utilized only by sophisticated investors who understand leverage risk and the consequences of seeking monthly leveraged investment results, and who intend to actively monitor and manage their investments. ***Investing in the ETNs is not equivalent to a direct investment in the index or index components because the current principal amount (the amount you invested) is reset each month, resulting in the compounding of monthly returns. The principal amount is also subject to the investor fee, which can adversely affect returns. The amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the index during the term of the securities.*** **There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances for your securities may not be offset by any beneficial monthly performances.**

The PowerShares DB ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and payment of the amount due on the PowerShares DB ETNs is dependant on Deutsche Bank AG, London Branch's ability to pay. The PowerShares DB ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the PowerShares DB ETNs include limited portfolio diversification, uncertain principal repayment, trade price fluctuations, illiquidity, leveraged losses and credit risk. Investing in the PowerShares DB ETNs is not equivalent to a direct investment in the index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your PowerShares DB ETNs even if the value of the relevant index has increased. If at any time the redemption value of the PowerShares DB ETNs is zero, your investment will expire worthless. An investment in the PowerShares DB ETNs is not suitable for all investors.

The PowerShares DB ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of units that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the PowerShares DB ETNs. Sales in the secondary market may result in losses.

The PowerShares DB Commodity, Agriculture, Base Metals, Gold and Crude Oil ETNs are concentrated in commodities, agriculture, base metals, gold and crude oil, respectively. The market value of the PowerShares DB ETNs may be influenced by many unpredictable factors, including, among other things, volatile commodities prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions. The PowerShares DB Agriculture, Gold, Base Metals and Crude Oil ETNs are concentrated in a single commodity sector, are speculative and generally will exhibit higher volatility than commodity products linked to more than one commodity sector.

The PowerShares DB Commodity Double Long, Commodity Double Short, Agriculture Double Long, Agriculture Double Short, Base Metals Double Long, Base Metals Double Short, Gold Double Long, Gold Double Short and Crude Oil Double Short ETNs are leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

Shares are not FDIC insured, have no bank guarantee and may lose value.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

An investor should consider the PowerShares DB ETNs' investment objectives, risks, charges and expenses carefully before investing.

powersharesetns.com | 800 983 0903

P-DB-ETN-BRO-1 09/09 x09/10

Invesco PowerShares Capital Management LLC
301 West Roosevelt Road
Wheaton, IL 60187
800 983 0903 | 877 369 4617
powersharesetns.com | dbfunds.db.com/notes

Frequently Asked Questions

PowerShares DB Exchange Traded Notes

Long, short and leveraged exposure to commodities has never been easier.

Filed pursuant to Rule 433 | Registration Statement No. 333-162195 | Dated
Sept. 29, 2009

Frequently asked questions
about PowerShares DB ETNs

Invesco PowerShares offers an easier way to take a **long**, **short** or **leveraged** view on commodities.

What are PowerShares DB Exchange Traded Notes (ETNs)?

PowerShares DB ETNs are the first exchange traded products to provide investors with a cost-effective and convenient way to take a long, short or leveraged view on the performance of some of the most prominent commodities in the world.

PowerShares DB ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch and are all based on a total return version of a Deutsche Bank Liquid Commodity Index or sub-index.

How are PowerShares DB ETNs bought and sold?

Investors can buy and sell PowerShares DB ETNs at market price on the NYSE Arca or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees.

Investors may also offer PowerShares DB ETNs directly to the issuer for repurchase in blocks of no less than 200,000 securities and integral multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement, which may include a fee of up to $0.03 per security.

What are the benefits and risks of investing in PowerShares DB ETNs?

ETNs are some of the more benefit-rich investment vehicles available in the marketplace today.

Benefits

- Long, short and leveraged notes
- Relatively low cost
- Intraday access
- Listed
- Transparent
- Tax treatment[1]

Risks

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure
- Credit risk of the issuer

PowerShares DB ETNs can be bought and sold throughout the day on the NYSE Arca.

How do ETNs compare with exchange-traded funds (ETFs)?

ETNs share many of the same characteristics as ETFs, such as relatively low costs, transparency and intraday trading at or near NAV. One potential advantage ETNs have over ETFs is that there is no tracking error. On the other side, because ETNs are senior unsecured obligations of the issuer, there is credit risk associated with them.

There are also tax differences. For tax purposes, commodity ETFs generally provide K-1s to their shareholders. ETNs generally are subject to 1099 reporting when sold.(1)

Who is behind PowerShares DB ETNs?

Deutsche Bank AG, London Branch, a wholly owned subsidiary of Deutsche Bank AG, is the issuer of PowerShares DB ETNs. With 78,896 employees as of June 30,
2009, Deutsche Bank offers unparalleled financial services in 72 countries around the world, including Germany, Europe, North America, Asia and key emerging markets.

Are PowerShares DB ETNs registered?

Yes. PowerShares DB ETNs are registered under the Securities Act of 1933.

PowerShares DB ETNs deliver Optimum Yield™ methodology and 3-month Treasury bill returns.

Do PowerShares DB ETNs earn interest?

No. PowerShares DB ETNs do not pay interest. However, PowerShares DB ETNs are based on indexes that track futures contracts and 3-month Treasury bills. As a result, the value of PowerShares DB ETNs is increased by the 3-month Treasury bill component of the indexes.

What is "Optimum Yield™"?

Optimum Yield™ is a rules-based formula used by the long and double-long indexes underlying the PowerShares DB ETNs for replacing an expiring futures contract with a new contract having the highest "implied roll yield." This can minimize the negative effects of rolling futures contracts when a market is in contango and maximize the positive effects of rolling futures contracts when a market is backwardated.[2]

How can I learn more about PowerShares DB ETNs?

To stay informed about the growing family of long, short and leveraged PowerShares DB ETNs or to request a prospectus call either 800 983 0903 or 877 369 4617 or visit powersharesetns.com or dbfunds.db.com/notes.

An investment in PowerShares DB ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement.

[1] Deutsche Bank AG, London Branch, Invesco PowerShares and their affiliates do not provide tax advice, and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax related penalties and (ii) was written to support the promotion or marketing of the transactions or matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

[2] The PowerShares DB Commodity Short, Commodity Double Short, Crude Oil Short and Crude Oil Double Short ETNs are based on the standard version of the Index and do not incorporate Optimum Yield™.